

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 8, 2010

Via Facsimile and U.S. Mail

Mr. Harvey Judkowitz
Chief Executive Officer
Photovoltaic Solar Cells, Inc.
c/o Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY   10006

> **Re:    Photovoltaic Solar Cells, Inc.**
> **Form 10-K/A#2 for fiscal year ended February 28, 2009**
> **Filed March 22, 2010**
> **File No. 0-52735**

Dear Mr. Judkowitz:

        We have reviewed your response letter dated March 19, 2010 and have the following additional comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A#2 for the fiscal year ended February 28, 2009

Item 9A. Controls and Procedures

Inherent Limitations on Effectiveness of Controls

1.      We note the revision made in response to prior comment 2 to conclude that based on management's evaluation, your disclosure controls and procedures are "ineffective." However, a similar statement made in the last paragraph of this section regarding your disclosure controls and procedures was not revised to provide the same conclusion. Please amend your Form 10-K/A to disclose your revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were ineffective at that reasonable level of assurance. Alternatively, in light of the superfluous nature of the statement, we would not object to removing such disclosure.

        As appropriate, please amend your Form 10-K and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.


                                Sincerely,


                                Lynn Dicker
                                Reviewing Accountant